

By Electronic Mail

January 10, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Withdrawal of Certification
      Invesco Galaxy Bitcoin ETF
      Issuer CIK: 0001855781
      Issuer File Number: 333-255175
      Form Type: 8-A12B
      Filing Date: January 10, 2024

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. is withdrawing the Form 8-A12B Certification as originally filed on January 10, 2024, for the following security:

- Invesco Galaxy Bitcoin ETF (BTCO)

If there are any questions, please reach out to me directly. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications